AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508



SUPPL

February 4, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Brad Mattson
Vice President and Corporate Controller

enclosures

SEC File # 82-34911




LANDIS
ENERGY CORPORATION

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MAILING OF OFFER TO PURCHASE AND TAKE-OVER BID CIRCULAR

Calgary, Alberta (February 2, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Landis Energy Corporation (Landis) (TSXV: LIS) jointly announce that the offer to purchase and take-over bid circular (the Offer) and other related documents associated with AltaGas Ltd.'s previously announced offer to acquire all outstanding shares of Landis have been mailed to Landis shareholders and are available on SEDAR (www.sedar.com).

Under the Offer, depositing Landis shareholders whose Landis shares have been taken up under the Offer will receive $0.80 in cash per Landis share. The Offer will be open for acceptance until 5:00 p.m. (Calgary time) on March 10, 2010, unless extended or withdrawn. The acquisition will be funded through existing credit facilities.

The Landis acquisition is a good strategic fit for AltaGas. The acquisition adds good opportunities to grow the Trust's storage capacity, including the Alton natural gas storage facility, which is in the advanced development phase. The project is located near Truro, Nova Scotia and is expected to serve customers seeking to manage supply requirements in eastern Canada and the United States.

The Board of Directors of Landis has unanimously approved the Agreement and has concluded that the transaction is in the best interest of Landis and is fair to its shareholders. The Board of Directors of Landis has unanimously resolved to recommend that the Landis shareholders tender their common shares in acceptance of the Offer. The Directors' Circular was included in the mailing and is available on SEDAR.

The Offer is subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding common shares of Landis, and customary regulatory approvals.

AltaGas has retained Georgeson Shareholder Communications Canada, Inc. as information agent to respond to inquiries from shareholders regarding the transaction. Georgeson may be contacted toll-free at 1-866-725-6571. AltaGas has also retained Clarus Securities Inc. as the dealer manager for the transaction. Clarus may be contacted at 416-343-2777. The Depositary for the Offer is CIBC Mellon Trust Company. CIBC Mellon may be contacted toll-free at 1-800-387-0825.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS INCOME TRUST TO PRESENT AT CIBC CLEAN ENERGY AND CIBC INSTITUTIONAL INVESTOR CONFERENCES

Calgary, Alberta (January 18, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that members of management will present at two CIBC World Markets' conferences this week.

David Cornhill, Chairman and Chief Executive Officer, is scheduled to present at the CIBC World Markets Institutional Investor Conference in Whistler, B.C. on Friday, January 22, 2010 at 11:10 a.m. PST.

Richard Alexander, President and Chief Operating Officer, is scheduled to present at the CIBC Clean Energy Conference in Vancouver, B.C. on Wednesday, January 20, 2010 at 7:30 a.m. PST as part of a panel on hydroelectricity.

Both presentations will be webcast and available on the Presentations and Webcasts page of the AltaGas website www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911



NEWS RELEASE


LANDIS
ENERGY CORPORATION

ALTAGAS INCOME TRUST AGREES TO MAKE OFFER TO ACQUIRE LANDIS ENERGY CORPORATION

Calgary, Alberta (January 15, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Landis Energy Corporation (Landis) (TSXV: LIS) jointly announce that AltaGas Ltd., a wholly-owned subsidiary of AltaGas, and Landis have entered into a support agreement (the Agreement) pursuant to which AltaGas Ltd. will, subject to certain conditions, make a cash offer for all of the outstanding common shares of Landis. AltaGas Ltd. has agreed to offer $0.80 per common share (the Offer).

The Offer represents a 6.7 percent premium based on the $0.75 closing price of Landis common shares on January 14, 2010 and a 22.7 percent premium to the volume weighted average trading price at which Landis shares have traded for the past 30 days. The acquisition is valued at approximately $22 million. The transaction will be funded through AltaGas' existing credit facilities.

"The Landis acquisition is a good strategic fit for AltaGas," said David Cornhill, Chairman and CEO of the Trust. "Landis is a developer of underground natural gas storage facilities, focused on opportunities in Atlantic Canada. Gas storage is a business that AltaGas entered last year with the successful commissioning of a 5.3 Bcf gas storage asset in Sarnia, Ontario. Landis adds good opportunities for AltaGas to grow its storage capacity, including the Alton natural gas storage facility, which is in the advanced development phase."

The Alton natural gas storage project, located near Truro, Nova Scotia, is expected to serve customers seeking to manage supply requirements in eastern Canada and the United States. Today there are no underground natural gas storage facilities north of Boston along the Maritimes and Northeast Pipeline route, which runs from Nova Scotia to the northeast United States. Alton Natural Gas Storage L.P. is a limited partnership owned equally by Landis and Fort Chicago Energy Partners L.P. In addition, Landis is pursuing several other projects including underground natural gas storage and underground compressed air energy storage (CAES).

"Over the past several years, the Landis team has made progress with the development of various storage projects," said David Birkett, President and CEO of Landis. "As part of a larger entity, we look forward to proceeding with exciting development opportunities."

The Board of Directors of AltaGas has unanimously approved the Agreement. Likewise, the Board of Directors of Landis has unanimously approved the Agreement and has concluded that the transaction is in the best interest of Landis and is fair to its shareholders. The Board of Directors of Landis has unanimously resolved to recommend that the Landis shareholders tender their common shares in acceptance of the Offer.

The Offer is subject to certain conditions, including its acceptance by the holders of at least two-thirds of the outstanding common shares of Landis, and regulatory approval.

Pursuant to the Agreement, Landis has agreed to terminate any discussions with other parties, not to solicit or initiate discussions or negotiations with any third party with respect to alternative transactions and to grant AltaGas Ltd. a right to match any other proposals. Landis has also agreed to pay AltaGas Ltd. a termination fee of $1 million in certain circumstances if the Offer is not completed. AltaGas has been advised and expects that insiders who currently own approximately 32 percent of the outstanding common shares of Landis intend to tender to the Offer. The Agreement is available through SEDAR at www.sedar.com.

The Offer documents and Directors' Circular are expected to be mailed to Landis' shareholders by February 5, 2010. Expiry of the Offer and closing are expected in early March 2010.

Clarus Securities Inc. is acting as financial advisor to AltaGas with respect to the transaction.

Pollitt & Co. Inc. is acting as financial advisor to Landis and an Independent Committee of its Board with respect to the transaction. It has advised the Board of Directors of Landis that it is of the opinion, as of the date hereof, that the consideration to be received by Landis shareholders pursuant to the proposed acquisition is fair from a financial point of view.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources. AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN and are included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Landis Energy Corporation is an energy infrastructure developer, with a focus on hydrocarbon storage and complementary assets. Landis is listed on the TSX Venture Exchange under the symbol LIS.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust or Landis or an affiliate of Landis, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's or Landis' current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's or Landis' public disclosure documents. Many factors could cause the Trust's or Landis' actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust and Landis do not intend, and do not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

\- 30 -

For further information contact:

AltaGas Income Trust:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Landis Energy Corporation:

David Birkett
President and CEO
(403) 263-2118
investor-relations@landis.ca
www.landisenergy.com

SEC File # 82-34911



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (January 12, 2010) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on February 16, 2010 to holders of record on January 25, 2010, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Adrianne Hartley	Sheena McKellar	Investor Relations
(403) 691-9873	(403) 691-9855	1-877-691-7199
adrianne.hartley@altagas.ca	sheena.mckellar@altagas.ca	investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (December 11, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on January 15, 2010 to holders of record on December 29, 2009, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Adrianne Hartley	Sheena McKellar	Investor Relations
(403) 691-9873	(403) 691-9855	1-877-691-7199
adrianne.hartley@altagas.ca	sheena.mckellar@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. **Dénomination et adresse de la Société :**

   AltaGas Income Trust (« **AltaGas** »)
   1700, 355 – 4th Avenue S.W.
   Calgary (Alberta) T2P 0J1

2. **Date du changement important :**

   Le 29 juin 2009

3. **Communiqué :**

   Le 29 juin 2009, AltaGas a publié un communiqué annonçant la nature et l'objet du changement important par l'intermédiaire de Marketwire.

4. **Résumé du changement important :**

   Le 29 juin 2009, AltaGas a annoncé qu'elle avait réalisé l'émission de billets à moyen terme de premier rang non assortis d'une sûreté d'un capital de 100 millions de dollars. Les billets portent intérêt au taux nominal de 6,94 % et viennent à échéance le 29 juin 2016.

5. **Description circonstanciée du changement important :**

   Le 29 juin 2009, AltaGas a annoncé qu'elle avait réalisé l'émission de billets à moyen terme de premier rang non assortis d'une sûreté d'un capital de 100 millions de dollars. Les billets portent intérêt au taux nominal de 6,94 % et viennent à échéance le 29 juin 2016.

   Le placement a été fait par l'entremise d'un syndicat de placement codirigé par Scotia Capitaux Inc. et Marchés mondiaux CIBC inc. aux termes du prospectus préalable de base simplifié d'AltaGas daté du 5 juin 2009 et du supplément de prospectus daté du 22 juin 2009.

   Standard & Poor's Rating Services a accordé aux billets à moyen terme non assortis d'une sûreté la note de BBB et DBRS Limited, la note de BBB (faible), avec tendance positive.

   AltaGas affectera le produit net tiré du placement au remboursement des dettes bancaires existantes et aux fins générales de l'entreprise.

6. Application des paragraphes 2 et 3 de l'article 7.1 du Règlement 51.102 :

Sans objet

7. Information omise :

Sans objet

8. Membre de la haute direction :

Les demandes de renseignements concernant la déclaration de changement important dont il est question aux présentes peuvent être adressées à la personne suivante :

Dennis A. Dawson
Vice-président, chef du contentieux et secrétaire
AltaGas General Partner Inc., à titre de mandataire d'AltaGas Income Trust
Téléphone : 403 691-7575

9. Date de la déclaration :

Le 6 juillet 2009.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 01/01/2010 - 01/31/2010

Summary

Issued & Outstanding Opening Balance : 78,231,948 As at : 01/01/2010

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	28,875
DRIP Plan #1 - Trust Units	173,875
DRIP Plan #2 - Exchangeable LP Units	9
Other Issuances and Cancellations	180,433

Issued & Outstanding Closing Balance : 78,615,140

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **3,807,250** As at : 01/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/04/2010	N		2,000		
Filer's comment December 10, 2008 options exercised by three employees at $14.24 per trust unit					
01/06/2010	N		3,750		
Filer's comment December 10, 2008 options exercised by two employees at $14.24 per trust unit					
01/12/2010	N		2,750		
Filer's comment December 10, 2008 options exercised by one officer and one employee at $14.24 per trust unit					
01/14/2010	N		5,000		
Filer's comment December 10, 2008 options exercised by an officer at $14.24 per trust unit					
01/15/2010	N		2,500		
Filer's comment December 10, 2008 options exercised by an employee at $14.24 per trust unit					
01/22/2010	N		2,875		
Filer's comment December 10, 2008 options exercised by two employees at $14.24 per trust unit					
01/26/2010	N		10,000		
Filer's comment December 10, 2008 options exercised by two officers and one employee at $14.24 per trust unit					
Totals		0	28,875	0	0

Stock Options Outstanding Closing Balance: **3,778,375** As at : 01/31/2010

DRIP Plan #1 - Trust Units

Opening Reserve **316,998** As at : 01/01/2010

Effective Date	Securities Listed	Securities Issued
01/12/2010	4,000,000	
01/15/2010		173,875
Totals	4,000,000	173,875

Closing Reserve: **4,143,123** As at : 01/31/2010

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,075** As at : 01/01/2010

Effective Date	Securities Listed	Securities Issued
01/15/2010		9
Totals	0	9

Closing Reserve: **704,066** As at : 01/31/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/04/2010	Warrants	180,433

Filer's comment
Trust units issued upon exercise of 180,433 special warrants

Totals 180,433

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca
Submission Date: 02/05/2010
Last Updated: 02/05/2010

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	12/01/2009 - 12/31/2009

Summary

Issued & Outstanding Opening Balance :	78,010,271	As at :	12/01/2009
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	53,250		
DRIP Plan #1 - Trust Units	168,417		
DRIP Plan #2 - Exchangeable LP Units	10		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	78,231,948		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **3,844,000** As at : 12/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/03/2009	N	5,000			
Filer's comment Options granted to new employee at $18.24 expiring December 3, 2019					
12/07/2009	N		2,000		
Filer's comment December 8, 1999 options exercised by two employees at $7.00 per trust unit					
12/15/2009	N		1,250		
Filer's comment December 10, 2008 options exercised at $14.24 per trust unit					
12/16/2009	N		50,000		
Filer's comment December 10, 2008 options exercised by two officers at $14.24 per trust unit					
12/21/2009	N	7,500			
Filer's comment Options granted to new employee at $18.70 expiring December 21, 2019					
12/01/2009	N	4,000			
Filer's comment Options granted to new employee at $18.21 expiring December 1, 2019					
Totals		16,500	53,250	0	0

Stock Options Outstanding Closing Balance: **3,807,250** As at : 12/31/2009

DRIP Plan #1 - Trust Units

Opening Reserve **485,415** As at : 12/01/2009

Effective Date	Securities Listed	Securities Issued
12/15/2009		168,417
Totals	0	168,417

Closing Reserve: **316,998** As at : 12/31/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,085** As at : 12/01/2009

Effective Date	Securities Listed	Securities Issued
12/15/2009		10
Totals	0	10

Closing Reserve: **704,075** As at : 12/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca
Submission Date: 01/20/2010
Last Updated: 01/20/2010

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 12/01/2009 - 12/31/2009

Summary

Issued & Outstanding Opening Balance : 78,010,271 As at : 12/01/2009

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	53,250
DRIP Plan #1 - Trust Units	168,417
DRIP Plan #2 - Exchangeable LP Units	10
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance : 78,231,948

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: 3,849,000 As at : 12/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/01/2009	N	4,000			
Filer's comment Options granted to new employee at $18.21 expiring December 1, 2019					
12/03/2009	N	5,000			
Filer's comment Options granted to new employee at $18.24 expiring December 3, 2019					
12/07/2009	N		2,000		
Filer's comment December 8, 1999 options exercised by two employees at $7.00 per trust unit					
12/15/2009	N		1,250		
Filer's comment December 10, 2008 options exercised at $14.24 per trust unit					
12/16/2009	N		50,000		
Filer's comment December 10, 2008 options exercised by two officers at $14.24 per trust unit					
Totals		9,000	53,250	0	0

Stock Options Outstanding Closing Balance: 3,804,750 As at : 12/31/2009

DRIP Plan #1 - Trust Units

Opening Reserve 485,415 As at : 12/01/2009

Effective Date	Securities Listed	Securities Issued
12/15/2009		168,417
Totals	0	168,417

Closing Reserve: 316,998 As at : 12/31/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,085**	As at :	12/01/2009

Effective Date	**Securities Listed**	**Securities Issued**
12/15/2009		10
Totals	0	10

Closing Reserve:		**704,075**	As at :	12/31/2009

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
Totals		0

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	01/05/2010
Last Updated:	01/05/2010

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2010 FEB 23 P 1:21

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	77,876,065	As at :	11/30/2009
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	134,196		
DRIP Plan #2 - Exchangeable LP Units	10		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	78,010,271		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **3,114,500** As at : 11/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/09/2009	N	725,000			
Filer's comment Options granted to existing officers and senior management at $18.15 expiring November 9, 2019					
11/30/2009	N	2,500			
Filer's comment Options granted to new employee at $18.40 expiring November 30, 2019					
11/26/2009	N	7,000			
Filer's comment Options granted to new employees at $18.84 expiring November 26, 2019					
11/19/2009	N			5,000	
Filer's comment October 9, 2009 options cancelled due to employee departure					
Totals		734,500	0	5,000	0

Stock Options Outstanding Closing Balance: **3,844,000** As at : 11/30/2009

DRIP Plan #1 - Trust Units

Opening Reserve **619,611** As at : 11/01/2009

Effective Date	Securities Listed	Securities Issued
11/16/2009		134,196
Totals	0	134,196

Closing Reserve:		**485,415**	As at :	11/30/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,095**	As at :	11/01/2009

Effective Date	**Securities Listed**	**Securities Issued**
11/16/2009		10
Totals	0	10

Closing Reserve:		**704,085**	As at :	11/30/2009

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
Totals		0

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	01/20/2010
Last Updated:	01/20/2010

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer : AltaGas Income Trust
Symbol : ALA.UN
Reporting Period: 11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	77,876,065	As at :	11/30/2009
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	134,196		
DRIP Plan #2 - Exchangeable LP Units	10		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	78,010,271		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **3,114,500** As at : 11/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/09/2009	N	725,000			
Filer's comment Options granted to existing officers and senior management at $18.15 expiring November 9, 2019					
11/30/2009	N	2,500			
Filer's comment Options granted to new employee at $18.40 expiring November 30, 2019					
11/26/2009	N	7,000			
Filer's comment Options granted to new employees at $18.84 expiring November 26, 2019					
Totals		734,500	0	0	0

Stock Options Outstanding Closing Balance: **3,849,000** As at : 11/30/2009

DRIP Plan #1 - Trust Units

Opening Reserve **619,611** As at : 11/01/2009

Effective Date	Securities Listed	Securities Issued
11/16/2009		134,196
Totals	0	134,196

Closing Reserve: **485,415** As at : 11/30/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,095**	As at :	11/01/2009

Effective Date	**Securities Listed**	**Securities Issued**
11/16/2009		10
Totals	0	10

Closing Reserve:		**704,085**	As at :	11/30/2009

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
Totals		0

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca
Submission Date: 12/21/2009
Last Updated: 12/21/2009

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	77,876,065	As at :	11/30/2009

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	134,196
DRIP Plan #2 - Exchangeable LP Units	10
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	78,010,271

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**3,114,500**	As at :	11/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/09/2009	N	725,000			

Filer's comment

Options granted to existing officers and senior management at $18.15 expiring November 9, 2019

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/30/2009	N	2,500			

Filer's comment

Options granted to new employee at $18.40 expiring November 30, 2019

Totals		727,500	0	0	0

Stock Options Outstanding Closing Balance:	**3,842,000**	As at :	11/30/2009

DRIP Plan #1 - Trust Units

Opening Reserve	**619,611**	As at :	11/01/2009

Effective Date	Securities Listed	Securities Issued
11/16/2009		134,196
Totals	0	134,196

Closing Reserve:	**485,415**	As at :	11/30/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**704,095**	As at :	11/01/2009

Effective Date	Securities Listed	Securities Issued
11/16/2009		10
Totals	0	10

Closing Reserve: **704,085** As at : 11/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	12/08/2009
Last Updated:	12/08/2009

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2010 FEB 23 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	77,876,065	As at :	11/30/2009
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0		
DRIP Plan #1 - Trust Units	134,196		
DRIP Plan #2 - Exchangeable LP Units	10		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	78,010,271		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **3,114,500** As at : 11/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/09/2009	N	725,000			

Filer's comment
Options granted to existing officers and senior management at $18.15 expiring November 9, 2019

Totals		725,000	0	0	0

Stock Options Outstanding Closing Balance: **3,839,500** As at : 11/30/2009

DRIP Plan #1 - Trust Units

Opening Reserve **619,611** As at : 11/01/2009

Effective Date	Securities Listed	Securities Issued
11/16/2009		134,196
Totals	0	134,196

Closing Reserve: **485,415** As at : 11/30/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,095** As at : 11/01/2009

Effective Date	Securities Listed	Securities Issued
11/16/2009		10
Totals	0	10

Closing Reserve: **704,085** As at : 11/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Tammy Belsham
Phone: 403-691-7575
Email: tammy.belsham@altagas.ca

Submission Date: 12/03/2009
Last Updated: 12/03/2009